# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dynatrace, Inc., CIK 0001773383
CUSIP: 268150109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 280 CONGRESS STREET, 11TH FLOOR, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001361570
Persons authorized to receive notices and communications: Mathieu Cornu, Rte des Acacias 66, Geneva, Switzerland (V8), 1211, 0041583234506

## Reporting persons
- PICTET ASSET MANAGEMENT SA (CIK 0001361570): type of reporting person: investment adviser (IA); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 12,784,696; shared voting power 0; sole dispositive power 14,464,343; shared dispositive power 0; aggregate amount beneficially owned 14,464,343 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Dynatrace, Inc.
Address of issuer's principal executive offices: 280 CONGRESS STREET, 11TH FLOOR, BOSTON, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing: Pictet Asset Management SA
Residence or business address:
60 ROUTE DES ACACIAS
GENEVA 73 1211
SWITZERLAND
Present principal occupation or employment: Investment Adviser
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: SWITZERLAND

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired the shares of common stock of Dynatrace Inc on behalf of its institutional clients who are managed on a discretionary basis. The purchase cost is approximately USD 697,268,915.11. The source of the funds comes from our institutional clients' assets

The funds used for the acquisition did not involve any financing or borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired shares of Dynatrace Inc as part of its investment strategy, which includes considering the clarity and robustness of the issuer's long-term strategy; the functioning and calibre of governance structures and effective leadership; the financial strength and performance of issuers and the fair valuation of underlying securities; and financially-material sustainability risks & opportunities. The Reporting Person is therefore actively engaging with the Issuer to discuss and promote initiatives that align with these business practices.

This engagement is part of the Reporting Person's broader strategy to support companies in enhancing their approach, thereby potentially improving long-term shareholder value. As such, the Reporting Person may seek to influence the Issuer's policies and practices through discussions with the Boards and management of the companies in which we invest.

The Reporting Person does not currently have any plans or proposals that would result in a change in control of the Issuer, nor does it intend to acquire additional shares for the purpose of gaining control. However, the Reporting Person reserves the right to change its intentions and take any actions that it deems appropriate in light of its ongoing engagement and evaluation of the Issuer's policies and practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Pictet Asset Management SA manages 14,464,343 shares of Dynatrace Inc., which represents 5.00% of the total number of shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Pictet Asset Management SA has the Sole power to vote on 12,784,696 shares out of the 14,464,343 shares under management.
Transactions in the class effected during the past sixty days:
Trade Date Type Quantity Price Exchange
01.09.2026 BUY 6'398 53.54 New York Stock Exchange
01.09.2026 BUY 21'874 53.12 New York Stock Exchange
01.09.2026 BUY 392 53.54 New York Stock Exchange
01.09.2026 BUY 898 53.12 New York Stock Exchange
01.09.2026 BUY 5'355 53.08 New York Stock Exchange
01.09.2026 BUY 2'306 53.08 New York Stock Exchange
01.09.2026 BUY 218'619 53.12 New York Stock Exchange
01.09.2026 BUY 14'951 52.86 New York Stock Exchange
01.09.2026 BUY 14'149 53.09 New York Stock Exchange
31.08.2026 BUY 14'132 54.22 New York Stock Exchange
31.08.2026 BUY 131 54.59 New York Stock Exchange
31.08.2026 BUY 10'057 53.88 New York Stock Exchange
31.08.2026 BUY 556 54.59 New York Stock Exchange
31.08.2026 BUY 504 54.59 New York Stock Exchange
31.08.2026 BUY 83'291 54.22 New York Stock Exchange
28.08.2026 BUY 407 53.67 New York Stock Exchange
28.08.2026 BUY 1'151 53.67 New York Stock Exchange
25.08.2026 BUY 1'229 50.47 New York Stock Exchange
25.08.2026 BUY 18'495 50.70 New York Stock Exchange
25.08.2026 BUY 4'506 50.45 New York Stock Exchange
25.08.2026 BUY 199 50.47 New York Stock Exchange
25.08.2026 BUY 805 50.70 New York Stock Exchange
25.08.2026 BUY 230 50.45 New York Stock Exchange
25.08.2026 BUY 9'246 50.70 New York Stock Exchange
25.08.2026 BUY 3'989 50.70 New York Stock Exchange
25.08.2026 BUY 224'242 50.68 New York Stock Exchange
25.08.2026 BUY 51'249 50.45 New York Stock Exchange
21.08.2026 SELL 7'510 48.92 New York Stock Exchange
21.08.2026 BUY 71'299 48.96 New York Stock Exchange
20.08.2026 SELL 21 49.18 New York Stock Exchange
19.08.2026 SELL 3'313 49.28 New York Stock Exchange
19.08.2026 SELL 3'313 49.28 New York Stock Exchange
18.08.2026 BUY 25'691 48.00 New York Stock Exchange
18.08.2026 BUY 147 49.26 New York Stock Exchange
18.08.2026 BUY 157 49.26 New York Stock Exchange
17.08.2026 SELL 14'106 47.57 New York Stock Exchange
17.08.2026 SELL 32'130 47.61 New York Stock Exchange
14.08.2026 BUY 26'053 50.48 New York Stock Exchange
14.08.2026 BUY 89'891 50.48 New York Stock Exchange
13.08.2026 BUY 282'738 50.61 New York Stock Exchange
13.08.2026 BUY 2'513 50.61 New York Stock Exchange
13.08.2026 SELL 790 50.75 New York Stock Exchange
12.08.2026 BUY 548 49.46 New York Stock Exchange
10.08.2026 BUY 12'854 50.06 New York Stock Exchange
10.08.2026 SELL 11'652 50.57 New York Stock Exchange
10.08.2026 BUY 91'844 50.06 New York Stock Exchange
06.08.2026 SELL 18'643 49.52 New York Stock Exchange
06.08.2026 SELL 411 48.87 New York Stock Exchange
05.08.2026 SELL 1'269 50.86 New York Stock Exchange
05.08.2026 BUY 160'861 52.11 New York Stock Exchange
05.08.2026 SELL 14'760 52.27 New York Stock Exchange
05.08.2026 BUY 910 52.60 New York Stock Exchange
04.08.2026 BUY 162 45.71 New York Stock Exchange
03.08.2026 BUY 1'293 44.84 New York Stock Exchange
31.07.2026 SELL 176 44.32 New York Stock Exchange
31.07.2026 BUY 976 44.32 New York Stock Exchange
29.07.2026 SELL 272 43.88 New York Stock Exchange
28.07.2026 BUY 31'240 43.68 New York Stock Exchange
28.07.2026 BUY 1'386 43.68 New York Stock Exchange
28.07.2026 SELL 16'015 44.11 New York Stock Exchange
28.07.2026 SELL 11'714 43.90 New York Stock Exchange
28.07.2026 BUY 3'708 43.99 New York Stock Exchange
28.07.2026 BUY 1'236 43.99 New York Stock Exchange
28.07.2026 BUY 43'273 44.54 New York Stock Exchange
24.07.2026 SELL 1'119 41.62 New York Stock Exchange
23.07.2026 BUY 274 40.65 New York Stock Exchange
21.07.2026 BUY 616 43.10 New York Stock Exchange
21.07.2026 BUY 318 43.10 New York Stock Exchange
21.07.2026 BUY 4'286 42.84 New York Stock Exchange
21.07.2026 SELL 94'710 42.82 New York Stock Exchange
20.07.2026 SELL 47 44.71 New York Stock Exchange
16.07.2026 SELL 12'491 44.83 New York Stock Exchange
16.07.2026 SELL 1'022 44.45 New York Stock Exchange
15.07.2026 BUY 65 45.17 New York Stock Exchange
15.07.2026 BUY 14'760 45.57 New York Stock Exchange
15.07.2026 BUY 4'780 45.95 New York Stock Exchange
14.07.2026 BUY 1'758 44.31 New York Stock Exchange
14.07.2026 SELL 15'141 44.93 New York Stock Exchange
10.07.2026 SELL 4'021 43.68 New York Stock Exchange
09.07.2026 BUY 9'436 45.23 New York Stock Exchange
09.07.2026 BUY 72 45.23 New York Stock Exchange
09.07.2026 SELL 72 45.23 New York Stock Exchange
07.07.2026 BUY 160 45.11 New York Stock Exchange
06.07.2026 SELL 1'191 44.11 New York Stock Exchange
06.07.2026 SELL 1'903 45.52 New York Stock Exchange
06.07.2026 BUY 1'417 45.52 New York Stock Exchange
Other persons with the right to receive dividends or sale proceeds:
The securities reported herein come from the assets of our institutional clients who are managed by the Reporting Person on a discretionary basis. Consequently, our clients have the right to receive dividends and any proceeds from the sale of the Issuer's securities, in proportion to their respective managed assets.

The Reporting Person itself does not have any direct economic interest in the dividends or sale proceeds from the securities of Dynatrace Inc, other than its entitlement to management fees and / or performance-based compensation, as agreed upon with its clients. The Reporting Person's role is limited to managing the investments in accordance with the investment objectives and strategies set forth by each of its institutional clients.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person's exposure to Dynatrace Inc is solely through direct stock investments held by its managed institutional clients. There are no contracts, arrangements, understandings, or relationships with any third parties regarding the securities of Dynatrace Inc, other than those arising from the ordinary course of discretionary management of our client assets.

The Reporting Person does not have any derivative positions, options, or other financial instruments related to the securities of the Issuer. Furthermore, there are no agreements or understandings that would influence the voting or disposition of these securities beyond the Reporting Person's discretionary investment authority as an asset manager.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- PICTET ASSET MANAGEMENT SA: Karine VALTANEN, Karine VALTANEN Global Head of Compliance (09/02/2026)